Exhibit (a)(1)(F)

SUPPLEMENT NO. 1

TO

OFFER TO PURCHASE

NAM TAI PROPERTY INC.

Offer to Purchase for Cash up to 15,000,000 Shares of Its Common Stock

For a Purchase Price of $5.50 Net Per Share

DATED AUGUST 14, 2015

EXPLANATORY NOTE

This Supplement No. 1 summarizes amendments to the Offer to Purchase, dated August 3, 2015 (the “Offer to Purchase”) of Nam Tai Property Inc. (the “Company”). Unless otherwise indicated, to the extent information in this Supplement conflicts with information in the Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. Defined terms used below that are not defined in this Supplement No. 1 shall have the meanings ascribed thereto in the Offer to Purchase.

(1)	The second full sentence under the heading “What is the purpose of the Tender Offer?” on page 1 of the Offer to Purchase is hereby amended and restated to read as follows:

“We believe there is a divergence between our current share price and the value of our land holdings, which is booked at their historical acquisition costs and the value of which may not be unlocked until we have completed certain land development projects. After taking into account the necessary capital expenditures for the land development projects, the Board believes the best way to return shareholder value to our investors is through a tender offer that provides an efficient mechanism for some of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive an immediate return for some or all of their investment, if they so elect.”

(2)	The following sentence are inserted after the second sentence under the heading “Following the Tender Offer, will the Company continue as a public company?” on page 2 of the Offer to Purchase:

“The directors and executive officers of the Company have also confirmed that they have no intention, and are not currently in discussion, to effect a merger, acquisition, take private or liquidating transaction. There are no current plans or proposals to change the number or the term of directors, to fill any existing vacancies on the Board, to change any material terms of the employment contract of any executive officers or to change the dividend rate or policy of our Company.”

(3)	The paragraph under the heading “Do the directors and executive officers of the Company intend to tender their shares in the Tender Offer?” on page 5 of the Offer to Purchase is hereby amended and restated to read as follows:

“Our directors and executive officers have advised us that they do not intend to tender shares in the Tender Offer.”

(4)	The second full sentence in the second paragraph under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 21 of the Offer to Purchase is hereby amended and restated to read as follows:

“Our directors and executive officers have advised us that they do not intend to tender shares in the Tender Offer.”

(5)	The second full sentence under the heading “Extension of the tender Offer; Termination; Amendment” on page 27 of the Offer to Purchase is hereby amended and restated to read as follows:

“We also expressly reserve the right, in our sole discretion, not to accept for payment and not to pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares or to terminate the Tender Offer, unless any of the conditions specified in “The Tender Offer—Conditions of the Tender Offer” has occurred, or is deemed by us to have occurred, by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement.”

(6)	The second full paragraph under the heading “Miscellaneous” on page 28 of the Offer to Purchase is hereby amended and restated to read as follows:

“We are not aware of any jurisdiction where the making of the Tender Offer is not in compliance with applicable law. This Offer to Purchase and Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction within the United States, the British Virgin Islands or the People’s Republic of China where the making of the Tender Offer or the acceptance of the tendered shares pursuant to the Tender Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Tender Offer will not be made to the holders of shares residing in that jurisdiction.”

(7)	The second paragraph under the heading “Important” on page i of the Offer to Purchase is hereby amended and restated to read as follows:

“We are not making the Tender Offer to stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Tender Offer to stockholders in any such jurisdiction.”